UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Follow-Mee, Incorporated d/b/a Blue

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
State of Delaware

Date of organization
March 22, 2016

Physical address of issuer
3600 Lime Street Suite 725
Riverside, CA 92501

Website of issuer
www.blue.social

	Most recent fiscal year-end (Year ended March 31, 2024)	Prior fiscal year-end (Year ended March 31, 2023)
Total Assets	$289,088	$216,481
Cash & Cash Equivalents	$2,047	$18,137
Accounts Receivable	$4,020	$0
Short-term Debt	$35,964	$131,505
Long-term Debt	$1,163,755	$1,129,611
Revenues/Sales*	$41,368	$262,208
Cost of Goods Sold**	$33,794	$3,671
Taxes Paid	$1200	$1200
Net Income	($175,367)	($43,974)

*Net revenues after deduction for returns and allowances, plus other income
**COGS includes any write down of subnormal/obsolete goods


June 27, 2025
FORM C-AR

Follow-Mee, Inc. d/b/a Blue




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Follow-Mee, Inc. d/b/a Blue d/b/a Blue Social ("**Blue**" the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.blue.social later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is June 27, 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

While the Company is late on filing this Form C-AR for the most recent fiscal year, the Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

(Remainder of page blank)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jose Montero II
_____
(Signature)

Jose Montero II
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jose Montero II
_____
(Signature)

Jose Montero II
_____
(Name)

Director
_____
(Title)

June 27, 2025
_____
(Date)

/s/ Jose Montero Sr.
_____
(Signature)

Jose Montero Sr.
_____
(Name)

Director
_____
(Title)

June 27, 2025
_____
(Date)

EXHIBITS

EXHIBIT A: Company Information
EXHIBIT B: Financials

EXHIBIT A
COMPANY INFORMATION
(EXHIBIT A TO FORM C-AR)


June 27, 2025

Follow-Mee, Inc. d/b/a Blue, d/b/a Blue Social




SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Business

Follow-Mee, Inc. d/b/a Blue is a Delaware corporation, incorporated on March 22, 2016.

The Company is located at 3600 Lime Street Suite 725, Riverside CA 92501.

The Company's website is www.blue.social.

RISK FACTORS

The U.S. Securities and Exchange Commission (the "SEC") requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The novel coronavirus (and its variants) has had, and to the extent there may be additional or ongoing epidemics or pandemic outbreaks, may continue to have, a material adverse impact on our business, results of operations, financial condition or product offerings.

Government efforts to contain the spread of the novel coronavirus (which causes the disease now known as COVID-19) through city lockdowns, restrictions on travel and quarantines, among others, as well as the efforts of businesses and individuals to reduce their exposure through the cancellation of conferences, meetings and networking and other events, among others, caused significant disruptions to the global economy and normal business operations across all industries from 2021 through 2023. As expected, mass participation events such as conferences and networking events were cancelled or postponed, which continued from spring 2019 through mid-year 2021, and in some countries, states or cities, continued through 2022. In most of the United States, a true and real sense of "normalization" for mass events did not return until spring 2023, as evidenced by the lingering pandemic effects. For CES 2022, many tech giants opted to pull out citing concerns about the Omicron variant. CES 2023 experienced muted participation on account of geo-political tensions but most companies that stayed away still cited Covid-19 concerns. CES 2024 saw a return to greater attendance with a continued shift to Contactless Experiences emphasizing more touchless experiences to minimize potential COVID-19 transmission. Presently, in mid-2025, concerns about Covid-19 have largely subsided and there has been a return to normal social gatherings and mass events. In this encouraging social scenario, we continue moving forward with the development and planned release of Blue Social's new Web 3.0 UI-UX design in late summer 2025. Nevertheless, the U.S. has been in a bit of economic chaos and uncertainty due to the new Trump administration's domestic and international economic and geopolitical policies. The resulting economic effects on Blue Social are undeterminable.

With vaccinations well developed and lower infection rates, no one is able to predict the duration, re-infection rates and severity of the potential spread of another coronavirus outbreak. Coronavirus continues to mutate, and new variants are discovered every few months. Covid outbreaks surged in 2024-2025 fall & winter to levels not seen since 2021 due to a highly contagious variant; however, the virus was not as "harmful" or debilitating as previous variants. Surges in seasonal flu and RSV (Respiratory Syncytial Virus) also peaked. The Company was adversely affected by the coronavirus, with adverse effects on revenues, cashflow and profitability. While economic activity has largely returned to pre-pandemic levels, city lockdowns, restrictions on travel and quarantines, among others, as well as the efforts of businesses and individuals to reduce their exposure through the cancellation of conferences, meetings and networking and other events, among others, may be again triggered by a significant outbreak of the Coronavirus. This would likely adversely affect the Company, our business, results of operations, financial condition and/or product offerings.

Our (pending/provisional) patents and other intellectual property could be unenforceable or ineffective.
In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.
It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non- infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

This is a new and unproven industry.
The Company operates in a relatively new, and unproven industry. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a similar product or app that generates significant sales, rendering our intellectual property worthless.

There are several potential competitors who are better positioned than we are to take the majority of the market.
Facebook, LinkedIn, Google, Bumble, Tinder and certain location-based social search mobile apps and Web applications most often used as dating services, with much greater financial and marketing resources, are potential competitors that could choose to enter Blue's ambient social networking market space and take the majority of the market.

We may not have enough capital as needed and may be required to raise more capital, and capital constraints may affect ongoing operations.
We anticipate needing access to credit in order to support our working capital requirements as we grow. While interest rates were historically low, they have risen making the cost of capital more expensive in addition to necessitating higher debt payments that impact cash flows. In the current economy with high interest rates and economic uncertainty expected to continue through 2025, it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of

this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. It is possible, that due to capital constraints at any time in the future, the Company could be forced to cease all operations and dissolve the corporation.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. This may be particularly true for developers, engineering and business talent in the blockchain space. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful.

We began commercial operations in 2016 and began monetizing Blue in 2019. Shortly thereafter, revenues were impacted by the global pandemic. While we are optimistic about our strategic direction to transition Blue Social from Web2 to We2.5 and then to full Web3, we nonetheless have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this section.

We may face technological challenges.

We may find that our technology may not scale or is adversely impacted by changes in cellular phone operating systems, hardware or Bluetooth and other short-range wireless communications capabilities. Such technological challenges could prevent Blue from functioning with the necessary features and capabilities to attract users. This would thwart our ability to scale Blue global and monetize it worldwide.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Even advanced blockchain applications and associated "smart contracts" operating on level-1 blockchains have been the successful target of hackers. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in one of our partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties.

The Company's founders and other stockholders have substantial control over all stockholder decisions because they control a substantial majority of our voting stock.

Jose Montero Sr. and Jose Montero II, the Company's founders, collectively control approximately 68% of the Company's outstanding capital stock. In addition, the Company has granted certain special approval and other rights to certain other holders of the Company's Series Seed Preferred Stock. As a result, the founders and such other preferred stockholders of the Company have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. As officers of the Company, the founders have control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As board members and officers, the founders owe a fiduciary duty to our stockholders and must act in good faith in a manner they reasonably believe to be in the best interests of our stockholders. As stockholders, even controlling stockholders, the founders and such other preferred stockholders are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of our stockholders generally.

Risks Related to the Crowd SAFE Securities

The Crowd SAFEs are freely tradable as of one year from the initial purchase date. Although the Crowd SAFEs may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of a SAFE investment. There is not now and likely will not be a public market for the Crowd SAFEs. Because the Crowd SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that you might be able to obtain for the Crowd SAFEs in a private sale. Crowd SAFE Investors should be aware of the long-term nature of their investment in the Company. Each Crowd SAFE Investor in the Crowd SAFE has represented that it purchased the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors in Crowd SAFEs will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Crowd SAFE Investors do not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, or up until and depending on when and how the Securities are converted. As such, Crowd SAFE Investors may never become equity holders of the Company. Crowd SAFE Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Crowd SAFE Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Crowd SAFE Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors in Crowd SAFEs do not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Crowd SAFE Investors do not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Crowd SAFE Securities were converted. For example, if the Crowd SAFE Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Crowd SAFE Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors in Crowd SAFEs are not entitled to any inspection or information rights other than those required by Regulation CF.

Crowd SAFE Investors do not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Crowd SAFE Investors. This lack of information could put Crowd SAFE Investors at a disadvantage in general and with respect to other security holders.

Investors in Crowd SAFEs are unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Crowd SAFE Securities do not have any "default" provisions upon which the Crowd SAFE Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Crowd SAFE Securities upon a future equity financing and Crowd SAFE Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Crowd SAFE Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Crowd SAFE Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Crowd SAFE Securities upon such future financing. In addition, while the Company founders look forward to an "exit" at some future date, the Company may nonetheless never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Crowd SAFE Securities nor a liquidity event occurs, the Crowd SAFE Investors could be left holding the Securities in perpetuity. The Crowd SAFE Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Crowd SAFE Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by the Company at any point in time will depend upon several contingencies not foreseen at the time of any previous offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Company's securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

BUSINESS

Description of the Business

Humans are social by nature but meeting people is **hard**. Fundamentally, Blue exists because introducing yourself is often the hardest part to the beginning of any friendship. Blue is a "tool" to help humans be *more social more easily.* Increasing "propinquity" is our human factor objective and propinquity - that *sense of belonging and being close to others* - is a fundamental human need. With our anticipated Web2.5/Web3.0 versions, Blue Social will be more animated, more gamified, more engaging and have more utility than our present Web2 version. It will truly make meeting people easy and fun!

Our app icon says it all! Imagine arriving at a college classroom, party or networking event where, as you walk in suddenly everybody *knows your name and something about you.* That's Blue — your Virtual Name Tag™ — that will be eventually tied to a unique <u>self-sovereign decentralized blockchain digital identity</u> that, using your *soul-bound non-transferrable non-fungible token (NFT)*, will bring together the digital and physical worlds. We believe reinventing the Name Tag and Student ID in the form of unique Digital Identification (DiD) using 21st Century technology is our greatest opportunity to *democratize and maximize socio-economic opportunity.* Ultimately, we envision Blue Social evolving into, or potential becoming part of, a person's DiD associated with their <u>social currency, social reputation, and credit worthiness</u> decoupled from complete reliance on financial transactions (as is the case with your FICO Score). Blockchain permits, through **zero-knowledge proofs (ZKPs)** that use mathematical formulas, a way to "verify" the validity of information *without revealing the information itself.* We believe, as do many, that this is the future of society's *social-credit rating system.* Blue aims to be a dominant player in that space over the coming decades.

Business Plan

Blue creates the *first Bluetooth Market Network* enabling anyone with a smartphone to discover, pay and interact with *people and things* nearby autonomously, via Bluetooth, Near Field Communication (NFC), Radio-Frequency Identification (RFID) and other short-range wireless communications technologies. NFC technology has only recently matured to enable mass user adoption of NFC for Smartphones, Wearables, POS Terminals, Data Transfer, Payments, etc. Google & Apple are in a race to make Bluetooth & NFC ubiquitous & Blue is *riding the crest* of the wave with our innovative and uniquely "integrated" Blue App and Blue Smart Card.

We are growing app downloads through marketing the Blue app, sales of NFC Blue Smart Cards, including custom-branded cards, sponsoring events and sale of the Blue Social Utility Token cryptocurrency. Our overarching objective is getting sufficient Blue Social app users to *overcome the absence* of the network effect. Tens of thousands of consumers and business professionals have purchased the Blue Smart Card — the business card REINVENTED — and downloaded the Blue app. We are gamifying Blue Social, adding rewards and the ability to earn income in our Web2.5/Web3.0 *socialize-to-earn model.* The tokenized Blue Social mobile application will effectively garner income from users and other ecosystem participants in the form of **transactions fees** from each and every token-ecosystem platform transaction; first in USD and later cryptocurrency. We have also developed a Bluetooth/Software as a Service (SaaS) digital business card enterprise management platform for medium to large enterprises to manage organization-assigned smart cards and digital profiles. This same platform, with the addition of an SDK and API, may be used with conference and convention apps to facilitate networking while also providing additional Company revenues. Blue is a mobile app available on iOS in the Apple App Store and on Android via Google Play. The Blue Smart Card and other smart products are available at <u>www.blue.social</u>. Our White Paper describing the vision for our strategic product roadmap, utility token sale, use cases and tokenomics model is available upon request.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

The Company's Products, Services and Markets

Product / Service	Description	Markets	Go-To-Market Strategies
Blue Social App Free + premium model (Freemium)	**Blue is the social app that introduces you to people you cross paths with in real- life in real-time using proximity-based Bluetooth technology. It's the next generation networking tool.**	**Business to Consumer:** approximately 3.25 billion active mobile social accounts worldwide. Social media users ages 18-42+ worldwide, College Students **Business to Business:** Business Enterprises, Conference Organizers, Universities and organizations aiming to promote employee/attendee/student interactions and social networking	• App Stores / SM channels/influencers • College students, Greek system, Ambassador programs, campus Retail partners, Hackathons, student organizations • Small business owners, solopreneurs, business professionals, meetups, networking events/groups • Conferences/organizers, corporate events, digital card transition programs • Crypto/NFT/Blockchain/gaming guilds & OL communities, eSport events
Blue Pro Premium Subscription	**$4.99/mo. Premium subscription version of the Blue Social app, advanced integration with CRM & 3000+ applications, added benefits, features for professionals**	**Business to Business:** Small Business Enterprises, solopreneurs, Entrepreneurs, Business Professionals in all industries	• Apple App Store, Android Play Store, • In-App premium upgrade advertising • eCommerce & OL Advertising • Meetups, networking events/groups • Paid Advertising
Blue Smart Card (Branded)	**The Blue Smart Card is the high-tech modern NFC smart card alternative to old-school paper business cards.**	**Business to Business:** Founders, Sole Proprietors, Business Professionals and Business Enterprises	• Online eCommerce sales • Paid Advertising. • In-app offers
WHITE LABEL Blue Smart Card & Blue Social App	**Custom branded smart cards / digital business cards and App - Powered by Blue Social platform/technology.**	**Business to Business:** Enterprises and other for profit and non-profit organizations for internal use, and Resellers such as online Influencers, Internet portals and Retailers, and Conference organizers **Business to Government:** Local government and Civic organizations, such as Police Departments, Rotary Clubs, Advocacy Groups, Lobbyists, etc.	• B2B Sales Force - Enterprise Digital ID/Business Card transition programs • Conference organizers, events • Reseller programs (branded cards) • Small business owners, solopreneurs • Recruiting/placement industry • Real estate, insurance firms • Personal services industry • Smart cities/CIO's, Civic RFP's • Political organizations

The Company's Products, Services and Markets (cont.)

Smart Student ID's	**Educational Institution branded smart student ID cards Powered by and integrated with Blue and used to monitor and track attendance and encourage student social interactions**	**Business to Collegiate:** Community Colleges, State Colleges, Universities and most any educational institution	• Private Universities • State Collegiate institutions/admins • Community Colleges/League of CA • Student & alumni ID's • Positive Attendance programs
Smart Displays	**NFC/QR Displays used to communicate product, service, venue or other information, engage attendee/viewer and collect attendee/viewer information**	**Business to Business:** Museums, Art Galleries, Retailers, Hospitality, Realtors (open house), Wholesalers, etc., VIP Events	• B2B Sales Force • Canvassing, Email marketing, etc.
Blue Smart Beacons	**Bluetooth Beacons used to interact with the Blue App for informational, geo-location and proximity marketing services**	**Business to Business / Business to Government:** All organizations using the Blue App with or without Smart Cards, and organizations seeking to "reach" Blue App users nearby	• Integration of B2B Blue App platform and SaaS products • Beacon management dashboard • Marketing integration services
Blue Social Token (BST) Blue Social App Web3 Utility Token	**Blockchain Cryptographic Utility Token (ERC-20), Self-Sovereign/soul-bound tokens/ IDs (ERC-721), Child NFT's** **Token Revenues based on Transaction Fees and Market Cap – per volume of in-app social interactions, ecosystem transactions and token exchange price**	**Business to Consumer:** approximately 3.25 billion active mobile social accounts worldwide: - Social media users ages 18-42+ - College Students - Heavy social media users - NFT/crypto/blockchain users - Crypto owners 46M U.S. / 420M worldwide - Global Universal Basic Income (UBI)	• Socialize-to-Earn gamified social-finance crypto-blockchain mobile application • Promoted BST Sale and Presale • Decentralized Exchange Offering / Uniswap • Online marketing to NFT, crypto, blockchain, gaming guilds and communities • Social media marketing • Influencer campaigns, affiliates • Gamified rewards, leader boards,
Contact Tracing	**White-label Contact Tracing Application**	**Business to Business / Business to Government:**	• B2B Sales Force • Health organizations, Colleges • Personal Services Co.'s • Gov't Institutions, Conferences • Enterprises of all sizes

Competition

Blue competes in the highly competitive app market against social media networks of many large and small companies, including well-known global competitors. All social media apps in a sense compete for screen time and engagement, and of the hundreds of thousands of apps introduced each year, few become ubiquitous. We believe Blue is innovative and a game-changer and has no "direct" substitute as Blue opens new market space uniquely focusing on *real-time Bluetooth ambient discovery* and making introductions easy. The only alternative is people walking up to introduce themselves to someone they don't already know, which is not easy for everyone to do. Ambient discovery enables users to see information about people and things around them and Blue's Auto-Networking™ technology works in the background making discovery and virtual introductions effortless.

Notwithstanding, dormant and underlying competitors include several apps (Happn, Bumble, Tinder and many less well known) that are positioned primarily as "dating" apps that generally show people miles away and are strictly GPS-based and may tend to drain batteries and require Internet/Cellular access to function. Tinder has tried unsuccessfully to re-position itself for use in general introductions, and Bumble added BFF and Bizz *modes* to its app with similar *general friending* intentions. These apps generally are not intended to discover people in the **same room** (ambient setting). Bumble is struggling and in June 2025 announced a layoff of 30% of its workforce signaling a need to reorganize and bringing into question its long-term viability.

We believe the timing is as ripe as ever, especially with Apple's fall 2023 introduction of "NameDrop" that has, for the most part, made our copycat pseudo-competitors essentially obsolete. The NameDrop feature allows users to quickly share contact information by tapping iPhones or Apple Watches together. This feature, available on iPhones running iOS 17 and certain Apple Watches, enables the transfer of contact details without needing to manually enter information. This iPhone feature essentially made most Blue Social competitors that rely purely on smart cards and buttons used with web-apps OBSOLETE. While consumers continue to "like" using smart cards, we expect that by 2028 smarts cards will be obsolete except in business applications.

These dozens of pseudo-copycats, that we spawned globally from Britain to UAE to South Africa and throughout the US in 2019-2020, most who were previously customers of Blue, include Popl, DOT, Linq, Mobilo, HiHello, Tap and many others. All these look-alikes developed simple, and often elegant, web apps that powered smart cards and helped accelerate familiarity and adoption of NFC business cards, which Blue Social popularized through extensive media buying. Some, like Popl and DOT, started with buttons and migrated to cards like Blue Social. Other purely phone apps, similarly, added smart cards to their offerings. Blue Smart Cards were a way to get users on our app, not the end-game itself as it was with the foregoing companies. We expect Blue Social will eventually surpass the popularity of digital business cards and dating apps with our combined social and business features and utility, although neither business nor dating are our singular position focuses.

None of the ostensibly Blue Social competitors developed Bluetooth proximity-based technology, which we have developed, including our migration to Web 3 and eventual use of self-sovereign (blockchain) identities. These continue to be the goals set out in our original 2020 CrowFund Campaign, which set ambitions were derailed by the Coronavirus Pandemic. Nevertheless, we anticipate release of our Web 3.0 iOS and Android MVP versions in late summer, 2025 followed by full integration of Web 2.0 features into our Web 3.0 by 2026, and white-label and BluePro conference-API versions. It is a testament to our app development efforts and strategic marketing plans that in summer 2024 Blue Social placed in Top 10 (ostensibly 1st place) in the Gaming category in Coinbase' 2024 Base Summer Buildathon, which had over 7,500 builders from around the world that submitted more than 1,250 projects, making it the largest onchain hackathon ever!! The app's limited availability to the TestNet (pending smart contracts audits and full development of Web 3.0 MVPs) necessitated that we postpone full market introduction to 2025.

Facebook added in 2019 its meet-people (dating) feature onto its platform and has had limited success, and in 2018, two years after the iOS introduction of Blue, LinkedIn introduced its Nearby feature that shows names and limited profiles of people nearby that "have the nearby feature/screen on near you" at the **exact same moment.** This feature was cumbersome, required Wi-Fi and had experienced limited success and you can't do anything else with your phone while using the feature. To our knowledge, either LinkedIn discontinued this feature or nobody uses it much

We believe the Blue app's ability to see social profiles of other users in real life and it's all-in-one ability to consolidate access to selected social media profiles, websites, emails, phone numbers, payment applications, etc. is innovative and disruptive, and potentially culture and behavior-changing. The Blue app includes a user-defined virtual social networking profile platform, combined with Bluetooth and other short-range wireless technologies that make it fun and easy to share, follow, discover and be discovered by others nearby. Planned features include gamification through rewards and ability to earn Blue Social (utility cryptocurrency) tokens, self-sovereign digital identities (profiles), short-range wireless permission-based: messaging, wayfinding (permissioned directional and distance indicators), augmented reality, non-cellular Bluetooth phone calls, key-word filters/search capabilities, and algorithms for recommended introductions (AI recommendation engine). Presently there is no app with the same integrated suite of technologies, features, functions.

Similarly, the markets in which we sell our Smart NFC products are highly competitive. Our NFC products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Markets include:
Business to Consumer (B2C): students, business owners, business professionals, social media users.
Business to Business (B2rB) Retail: shopping malls, brand stores, convenience stores, gas stations.
Business to Business (B2hB) Hospitality: hotels, casinos, restaurants, bars, nightclubs, schools, vacations spots, stadiums, convention centers, airports.
Business to Government (B2G): smart cities, educational institutions, advertising, transportation, safety/security, government, insurance, code enforcement, regulatory applications.

Supply Chain
As buyers we can purchase materials for our products in the ordinary course of business from numerous suppliers and we have the ability to produce Smart Cards locally. As suppliers we sell and deliver our products and software applications in business to business, business to consumer and business to government markets through the Internet, mobile App Stores and direct sales force.

Intellectual Property
Trademarks, Trade Dress, Copyrights and Patents (licensed & provisional)

Governmental/Regulatory Approval and Compliance
The Company is generally subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jose Montero II	President, Chief Executive Officer and Board Director	Creating, planning, and implementing the direction of the Company, app development and business development.	Riverside Community College, non-degreed Draper University Graduate, Hero Training Entrepreneurship Program
Jose Montero Sr.	Chief Financial Officer, Chief Operations Officer, Board Director and Chairman of the Board	Implementing and integrating company business processes and operations, controller, managing finances,	Master of Management, Peter F. Drucker School of Management, Claremont Graduate University.

| | | and financial strategies. | B.S. Management, Massachusetts Institute of Technology Sloan School of Management. B.S. Chemical Engineering, Massachusetts Institute of Technology |
| Victoria Montero | Secretary | Retired Registered Nurse. Secretary of the Company. | Registered Nurse, Associate of Science |

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to State of Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company is currently focused on development and launch of its Web 3 version and has a dozen independent contractors and zero direct employees. As the Web 3.0 launch approaches, internal marketing staff will be hired

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Series Seed Preferred Stock
Amount Outstanding	747,396
Voting Rights	YES. Each share of Series Seed Preferred Stock is initially entitled to one vote. In addition, certain holders of Series Seed Preferred Stock were granted special approval and other rights.
Anti-Dilution Rights	NO
Other Material Terms	Voting Rights: Approval of the holders of at least a majority of the outstanding shares of the Company's Series Seed Preferred Stock (voting as a single class on an as-converted basis), which majority must include Draper Associates VI, L.P., for so long as such stockholder or its affiliates holds any shares of Series Seed Preferred Stock of the Company, is required to (i) adversely change rights of the Company's Series Seed Preferred Stock; (ii) change the authorized number of shares of the Company; (iii) authorize a new series of Preferred Stock of the Company having rights senior to or on parity with the Company's Series Seed Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors of the Company; (vii) liquidate or dissolve,

including any change of control; (viii) certain matters related to Token Offerings; or (ix) amend, alter or repeal the definition of "Requisite Holders."

Equity Participation: Draper Associates VI, L.P. has the right to participate on a pro rata basis in subsequent issuances of Company securities.

Board of Directors: Draper Associates VI, L.P. has the right to designate one director of the Company, for so long as such stockholder or its affiliates holds any shares of Series Seed Preferred Stock of the Company.

Future Rights: The Series Seed Preferred Stock of the Company will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Series Seed Preferred Stock, which may dilute the value of the Security.

Type of security	Common Stock
Amount outstanding/Face Value	1,370,927
Voting Rights	YES Each share of Common Stock is entitled to one vote.
Anti-Dilution Rights	NO
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Security.

Type of security	Option to Acquire Common Stock
Amount outstanding/Face Value	432,924
Voting Rights	NO
Anti-Dilution Rights	NO
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional options to acquire Common Stock, which may dilute the value of the Security.

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Previous Offerings of Securities

We have made the following issuances of securities since inception of the Company:

Security Type	Dollar Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series B Common Stock*	$113,624.74	57,927	Product Development and General Corporate Purposes	Rolling closings occurred on the following dates: 10/01/16 11/03/16 11/08/16 11/10/16 11/22/16 06/25/17	Rule 504 of Reg. D; California §25102(f)
Series B Common Stock*	$30,711.20	13,000	Product Development and General Corporate Purposes	Rolling closings occurred on the following dates: 06/22/18 08/22/18	Rule 504 of Reg. D; California §25102(f)
Convertible Promissory Notes	$268,600.00	2	Product Development and General Corporate Purposes	3/27/18 8/30/19	Section 4(a)(2); California §25102(f)
Series Seed Preferred Stock	$1,368,598.91**	708,567	Product Development, General Corporate Purposes and Debt Repayment	4/24/20	Rule 506(b) of Reg. D
Series Seed Preferred Stock	$75,000	38,829	Product Development, General Corporate Purposes and Debt Repayment	10/02/20	Rule 506(b) of Reg. D
Crowd SAFE	$1,067,205	1,067,205	Product Development, General Corporate Purposes and Debt Repayment	07/13/2020	Reg. CF

*Subsequently converted to a single series of Common Stock of the Company.
** Includes the cancellation of $268,600 in previously outstanding convertible notes of the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

A majority of the outstanding shares of capital stock of the Company are owned by co-founders, Jose Montero II and Jose Montero Sr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jose Montero Sr.	650,000 shares of Common Stock	23.06%
	139,062 shares of Series Seed Preferred Stock	4.93%
Jose Montero II	650,000 shares of Common Stock	23.06%
Draper Associates VI, L.P.*	556,561 shares of Series Seed Preferred Stock	26.27%

*An entity affiliated with this stockholder owns an additional 51,773 shares of Series Seed Preferred Stock, representing an additional 1.84% percentage ownership of the Company on a fully diluted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. Note, Financial Statements reflect an amended FY 2022 Tax Return.

Operations

Follow-Mee, Inc. d/b/a Blue (the **"Company"**) was incorporated on March 22, 2016 under the laws of the State of Delaware, and is headquartered in Riverside, California. The Company designs, develops and markets mobile and Web applications and short-range wireless technology products and services to consumers, commercial businesses, and governmental entities throughout the world.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from sales of company products and services.

As of December 31, 2024, the Company had limited cash or cash equivalents.

The Company commenced revenues operations in mid-August 2019 and has realized revenues of approximately $1.3M through December 31, 2024. The Company continues to invest all free cash flow in operations and product development and uses short-term financing from lines of credit/credit cards for certain expenses.

The Company previously had two convertible notes outstanding totaling $268,600 with Jose Montero Sr., who is an officer, director and co-founder of the Company. Such notes converted into shares of Series Seed Preferred Stock in connection with the Company's sale of Series Seed Preferred Stock that occurred on April 24, 2020.

On April 20, 2020, the Company's Series A Common Stock and Series B Common Stock were converted into a single series of common stock. As of the date of the filing of this Form C-AR, the Company is authorized to issue (i) 3,088,327 shares of Common Stock, $0.0001 par value per share, of which 1,370,927 shares are issued and outstanding, and (ii) 747,396 shares of Preferred Stock, $0.0001 par value per share, of which 747,396 shares are issued and outstanding.

Liquidity and Capital Resources

In July 2020, the Company completed an offering pursuant to Regulation CF and raised $1,067,205. Said funds were utilized in operations from 2020 to 2022, as we remained operational during the pandemic. The Company is aiming to raise $4.8M in additional Series-Seed financing with Tim Draper expected to contribute accordingly to maintain his pro-rata equity stake. We hope to close in Q4 2025; however, there is no guarantee the round will close given current macroeconomic uncertainty, bear market for cryptocurrency, and implosion of the exchange/de-fi crypto space as impacted by the fallout from FTX's collapse - and collapse of SVG Bank and other banks - which have been devastating to the market. Such events are causing investors to reevaluate crypto-related investments. Irrespective and additionally, the Company commenced presale of its Blue Social (Utility) Token [BST] in Q3 2023 with a revised Initial Decentralized Exchange Offering (IDO) planned for Q3 2025. While the Company expects to generate income from the sale of its utility tokens, it is not certain whether such sales will generate much more than $10,000, $100,000 or $1,000,000 or any income beyond the 100,000 or so tokens that have been sold at $0.10 each. As such, the Company currently does not have any additional outside sources of capital other than the cash and cash equivalents noted above. Notwithstanding, short-term financing may be made available to the company through loans from stockholders or other investors to extend operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

Because of economic uncertainties and other risks and factors affecting the success of the Company, including its ability to carry out its business plan and related activities, and factors such as residual impacts of the coronavirus and interest rates hikes on the economy, the Company will need additional financing to continue to pursue its business objectives.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Further, although an Investor may legally be able to transfer the Securities, such Investor may not be able to find another party willing to purchase such Securities.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (the "**SEC**") or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.'

The Company has conducted the following transactions with related persons:

- The Company has issued two convertible notes (collectively, the "**Notes**") – one in the original principal amount of $197,700, as amended, which was to mature on March 27, 2021 and one in the original principal amount of $70,900, which was to mature on August 30, 2021 – to Jose Montero Sr., who is an officer, director and co-founder of the Company. The Notes accrued interest at a rate of 7.5% simple interest per annum. The Notes converted into Series Seed Preferred Stock in connection with the Company's sale of its Series Seed Preferred Stock that closed on April 24, 2020 (the "**Series Seed Financing**"). In addition, at the closing of the Series Seed Financing, the Company paid approximately $46,000 in accrued and unpaid interest to Mr. Montero in connection with the cancellation and forgiveness of the Notes.

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EXHIBIT B

Financials

I, Jose Montero II, certify that:

(1) the financial statements of Follow-Mee, Incorporated included in this Form are true and complete in all material respects; and

(2) the tax return information of Follow-Mee, Incorporated included in this Form reflects accurately the information reported on the tax return for Follow-Mee, Incorporated filed for the fiscal year ended.

Signature: /s/ Jose Montero II

Title: Chief Executive Officer

FOLLOW-MEE, INC.
(DBA Blue)
Financial Statements
For the
Years Ended March 31, 2024 and 2023

TABLE OF CONTENTS

Page

Financial Statements

ii

FOLLOW-MEE, INC.
DBA BLUE, DBA BLUE SOCIAL
BALANCE SHEET
For years ending March 31, 2024 and March 31, 2023
(unaudited)

	Year ended March 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	2,047	18,137
Accounts Receivable	4,020	
Prepaid expenses		
Inventory		16,629
Other current assets	147,988	113,517
Total current assets	150,035	148,283
Other Investments	131,773	64,938
Property and equipment, net		
Intangible assets, net	3,260	3,260
Total assets	289,088	216,481
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	55,082	25,496
Other current liabilities	23,035	10,468
Total current liabilities	78,117	35,964
Other liabilities		
Stockholder loans	327,518	155,842
Other liabilities	1,163,755	1,129,611
Total liabilities	1,569,390	1,321,417
Stockholders' equity		
Common stock, $0.0001 par value;		
2.1 million Class A shares authorized,		
1,370,927 shares issued and outstanding,		
as of March 31, 2021, Preferred stock,		
$1.9315 par value, 747,396 shares		
authorized, issued and outstanding		
Common Stock	179,237	179,237
Preferred Stock	1,443,597	1,443,597
Additional paid in capital	144,276	144,276
Net Income	(175,367)	(44,154)
Retained earnings	(2,872,047)	(2,827,893)
Total stockholders' equity	(1,280,304)	(1,104,937)
Total liabilities and stockholders' equity	289,088	216,481

FOLLOW-MEE, INC.
DBA BLUE, DBA BLUE SOCIAL
STATEMENT OF INCOME
For years ending March 31, 2024 and March 31, 2023
(unaudited)

	Year ended March 31,	
	2024	**2023**
Revenue		
Gross Receipts	48,430	68,118
Returns and allowances	7,062	29,585
Total revenue	41,368	38,533
Other income		223,675
Total revenue	41,368	262,208
Costs and Expenses:		
Cost of revenue	33,794	3,761
Salaries and wages	41,412	27,076
Advertising	1,473	2,275
Product development (non-capitalized)	225	37,050
Professional fees (refunds)	(2,986)	50,346
Interest expense	26,122	6,897
Other costs	116,695	178,957
Total costs and expenses	216,735	306,362
Income from operations	(175,367)	(44,154)
Net loss	(175,367)	(44,154)

FOLLOW-MEE, INC.
DBA BLUE, DBA BLUE SOCIAL
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For years ending March 31, 2024 and March 31, 2023
(unaudited)

	Class A and Class B				Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
	Common Stock		Preferred Stock				
	Shares	Par Value	Shares	Par Value			
Balance at March 31, 2022	1,370,927	179,237	747,396	1,443,597	144,276	(2,827,893)	(1,060,783)
Changes in equity for fiscal year 2022							
Net loss						(44,154)	(44,154)
Balance at March 31, 2023	1,370,927	179,237	747,396	1,443,597	144,276	(2,872,047)	(1,104,937)
Changes in equity for fiscal year 2023							
Net loss						(175,367)	(175,367)
Balance at March 31, 2024	1,370,927	179,237	747,396	1,443,597	144,276	(3,047,413)	(1,280,304)

FOLLOW-MEE, INC.
DBA BLUE, DBA BLUE SOCIAL
STATEMENTS OF CASH FLOWS
For years ending March 31, 2024 and March 31, 2023
(unaudited)

| | Year ended March 31, | |
	2024	2023
Cash flows from operating activities		
Net Income (Loss)	(175,576)	(44,154)
Adjustments to reconcile net income		
To net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(1,900)
Employee Loans	(34,471)	(61,325)
Accounts receivable	(4,020)	
Deposits		
Inventory Assets	16,629	1,394
Accumulated Amortization	38,074	5,734
Accounts payable (credit cards)	29,487	(25,356)
Reimbursable Expenses	13,442	(6,429)
Accrued expenses	(876)	(3,817)
Accrued interest		
Net cash provided by (used in)		
operating activities	(117,311)	(135,852)
Cash flows from investing activities		
Product Development	(106,669)	(64,863)
Purchases of property and equipment		(2,084)
Accumulated Depreciation		2,084
Purchases of intangible assets	1,758	(5,810)
Net cash provided by (used)		
in investing activities	(104,909)	(70,673)
Cash flows from financing activities		
Long-term Liabilities	34,144	49,656
Loans from Stockholders	171,676	155,842
Investor Loan		(12,250)
Net cash provided by financing activities	205,820	193,248
Net increase in cash and cash equivalents	(16,400)	(13,277)
Cash and cash equivalents, beginning		
of period	18,137	31,414
Cash and cash equivalents, end		
of period	1,737	18,137
Supplemental disclosure of cash flow		
information		
Cash paid for income taxes	(1,200)	(1,200)